Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HouseValues, Inc.:

We consent to the use of our reports dated March 3, 2006, with respect to the consolidated balance sheets of HouseValues, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference.

/s/ KPMG LLP

Seattle, Washington

November 3, 2006